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                                                              EXHIBIT 99.(a).(5)



                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

         In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Eprise Corporation ("Eprise"), Eprise hereby promises to grant you a stock option or options covering ____________ shares of Eprise's common stock, on or about December 12, 2001 (the "New Option(s)"). You understand that the exercise price of each new option will be the closing price of Eprise's common stock as listed on the Nasdaq National Market on the last business day before the date of the replacement grant. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Eprise on a full-time basis or on your being on a bona fide leave of absence as described below. Each New Option will otherwise be subject to the standard terms and conditions under Eprise's Amended and Restated 1997 Stock Option Plan (the "Plan") and applicable form of stock option agreement. However, if Eprise is acquired prior to the date on which your New Options are to be granted, you may receive options to purchase shares of the acquiring company's stock, and the number of options you receive would be based on the terms of the acquisition. In addition, those options would be subject to the terms of the acquiring company's stock option plan and related form of agreement.

         In order to receive the New Option(s), you must be employed by Eprise in a full-time capacity or be on a bona fide leave of absence that was approved by Eprise in writing (if the terms of the leave provide for continued service crediting or when continued service crediting is required by law), as of December 12, 2001 (or such later date as the replacement options are granted). This promise to grant does not constitute a guarantee of employment with Eprise for any period. Your employment with Eprise remains "at-will" and can be terminated by either you or Eprise at any time, with or without cause or notice. If you voluntarily terminate your employment with Eprise or if Eprise terminates your employment for any reason before December 12, 2001, you will lose all rights you have to receive any New Options.

         This Promise is subject to the terms and conditions of the Offer to Exchange dated May 10, 2001, as amended and supplemented on June 6, 2001, the memorandum from Joe Forgione, President of Eprise, dated May 10, 2001, and the Election Form previously completed and submitted by you to Eprise, each of which is incorporated herein by reference. The documents described herein reflect the entire agreement between you and Eprise with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Eprise.

         Signed as an agreement under seal.

                                             EPRISE CORPORATION


                                             By:________________________________

Date:  June 11, 2001